FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2005.

Total number of pages: 6

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Tosok Corp. to Increase Capital by Third-Party Allotment of New Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 13, 2005, in Kyoto, Japan

Nidec Tosok Corp. to Increase Capital by

Third-Party Allotment of New Shares

Nidec Tosok Corporation (“the Company”), a consolidated subsidiary of Nidec Corporation (“Nidec” or “the Allottee”) with its shares listed on the First Section of the Tokyo Stock Exchange (Code: 7728), resolved at a meeting of its Board of Directors today to increase capital through a third-party allotment of new shares (the “Capital Increase”). The details of the Capital Increase are as follows.

A. Outline of the Capital Increase

(1) Number of shares to be Issued	3,000,000 shares
(2) Issue price per share	¥1,200
(3) Total issue price	¥3,600,000,000
(4) Paid-in capital per share	¥600
(5) Subscription Date	July 28, 2005
(6) Pay-in Date	July 29, 2005
(7) Initial Date for Dividend Accrual	April 1, 2005
(8) Name of the Allottee and Number of Shares to be Allotted	Nidec Corporation 3,000,000 shares
(9) The issue of new shares by allotment to a third party is subject to the effectiveness of the Securities Registration Statement under the Securities and Exchange Law of Japan.

Pricing Methodology: An 8.18% discount off the Company’s closing share price on the Tokyo Stock Exchange (¥1,307/share) for the business day (July 12, 2005) immediately preceding the day of the Company’s Board resolution for the Capital Increase.

B. Changes in the number of shares issued as a result of the Capital Increase

Total number of shares outstanding (as of the end of June 2005)	16,250,233 shares
Number of new shares to be issued	3,000,000 shares

Total number of shares outstanding after the Capital Increase	19,250,233 shares

C. Reasons for the Capital Increase

The Company attaches special importance to balance sheet improvements as part of its efforts to increase financial strength, and plans the Capital Increase in a manner that optimizes the Company’s capital formation. The Capital Increase is also expected to further strengthen collaboration between the Company and its parent, Nidec (shareholding ratio: 56.55%), and to generate extended synergies among the Nidec Group.

D. Use of the funds to be raised

The approximate net amount of funds expected to be raised through the Capital Increase is ¥3,582 million. The Company intends to utilize the funds for investments in plants and equipment and repayments of borrowings.

E. Influence on the Company’s financial results for the year ending March 31, 2006

The Company expects no material impact of the Capital Increase on its consolidated and non-consolidated results for the current fiscal year ending March 31, 2006. Accordingly, the Company’s interim/full-year financial forecasts for the reference fiscal year announced on April 25, 2005 will remain unchanged.

F. Basic policy concerning dividends

The Company considers returning profits to shareholders one of its essential functions. Based on this philosophy, the Company ensures financial soundness and pursues dividend payments that reflect progress in consolidated net income.

G. Reporting responsibility of the Allottee regarding transfer of allotted shares

The Company will obtain assurance from the Allottee that the Allottee is responsible to the Company for reporting transfer of the allotted shares in case such transfer occurs within two years after the day of the Capital Increase (scheduled for July 29, 2005).

H. Equity finance over the past three years

Non applicable

I. Stock price/PER movements since April 1, 2002

(Yen per share except PER)

	Years ended March 31,			Year ending March 31,
	2003	2004	2005	2006
Open	717	670	1660	1,861
High	740	1,800	2,115	1,917
Low	583	663	1,502	1,250
Close	663	1,661	1,850	1,307
PER	111.20	38.15	42.44	-

1. Stock listing changed from the second section of the Tokyo Stock Exchange to the first section of the same

Exchange as of September 1, 2004

2. Stock prices for the year ending March 31, 2006 are as of July 12, 2005

J. Outline of the Allottee (as of March 31, 2005)

(1) Company name:	Nidec Corporation
(2) Location of the head office:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto 601-8205, Japan
(3) Representative:	Shigenobu Nagamori, President and Chief Executive officer
(4) Paid-in capital:	Yen 61,180 million
(5) Total shares issued:	71,252,463 shares
(6) Major shareholders and holding ratio:

The Master Trust Bank of Japan, Ltd.	10.03%
Japan Trustee Services Bank, Ltd.	9.28%
Shigenobu Nagamori	8.38%
SN Kohsan Ltd.	6.22%
State Street Bank and Trust Company	4.67%
The Bank of Kyoto, Ltd.	4.08%
The Dai-Ichi Mutual Life Insurance Company	3.25%
Trust & Custody Services Bank, Ltd.	3.07%
The Chase Manhattan Bank	2.80%
Meiji Yasuda Life Insurance Company	2.38%

(7) Principal lines of business:	Design, manufacture and sale of small precision motors, fan motors and mid-size motors

(8) Financial status:

	(Millions of yen)
	Years ended March 31,
	2004	2005
Sales	118,636	130,351
Operating Income	1,482	2,352
Recurring Income	4,785	13,468
Net Income	2,695	12,425
Total Assets	217,141	261,575
Shareholders’ Equity	100,125	174,447

(9) Relationship with the Company:

Shareholding relationship with the Company as of March 31, 2005:
Number of Shares of the Allottee held by the Company	1 thousand shares
Number of Shares of the Company held by the Allottee	9,190 thousand shares

Business relationship with the Company:
Sale of products and purchase of materials

Personnel relationship with the Company:
The Board of Directors of the Company includes one director of the Allottee

K. Changes in the number of shares issued and majority owner’s shareholding ratio

	Number of Shares Outstanding	Number of Shares Owned by Nidec	Ratio of Shareholding by Nidec
Before the Capital Increase	16,250,233	9,190,000	56.55%
After the Capital Increase	19,250,233	12,190,000	63.32%

L. Schedule of the Capital Increase

July 13, 2005	Board resolution on Capital Increase Submission of the Securities Registration Statement Press release
July 14, 2005	Official notice of the Board resolution
July 21, 2005	Entry into Force of the Securities Registration Statement
July 28, 2005	Subscription for the new shares issued
July 29, 2005	Payment for the new shares issued Entry into Force of the new shares issued Capital Increase

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